Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

We are a growth-oriented professional provider of intelligent integrated solutions to public utilities, commercial properties, and multifamily residential properties operating at scale in China. The intelligent integrated solutions that we offer typically include intelligent security systems, fire protection systems, parking systems, toll collection systems, broadcasting systems, identification systems, data room systems, emergency command systems and city management systems.

We have successfully provided intelligent integrated services and solutions to numerous landmark infrastructure projects in private and public sectors in China, such as (i) the design, procurement, installation, integration and maintenance of the security system, access control system and parking system of an international airport in Beijing, (ii) the installation, integration and maintenance of the parking system and visitor management system of a prestigious public university in Beijing, and (iii) the operation and maintenance of the intelligent integrated systems of over 460 branches of a renowned commercial bank in Southwest China. We primarily obtain contracts either through direct invitation for quotation from customers, or through a competitive tendering process of the project employers or their main contractors.

Our business lines include (i) engineering solutions of intelligent projects, (ii) operation and maintenance of intelligent projects, and (iii) sales of equipment and materials of intelligent systems. Our intelligent integrated solutions enable an array of service scenarios to be digitized, visualized and simplified, enabling easier management by and bringing long-term benefits for our customers. We develop and deliver one-stop high-quality services and solutions that cater to the needs of each customer and enhance customer experience with stringent quality assurance policies. We have highly experienced management and technical teams, and we maintain long-term and stable relationships with several technical and installation teams that share our core corporate values.

Key Components of Results of Operations

Revenues

We generated revenue primarily from the provision of services for engineering solutions, operation and maintenance of intelligent projects and sales of equipment and materials of intelligent systems.

The following table breaks down our revenue by amounts and as percentages of our net revenues for the periods presented:

	Six Months Ended March 31,
	2024		2025
	RMB	%	RMB	US$	%
Engineering solutions of intelligent projects	86,317,471	93.0%	97,860,980	13,485,604	95.8%
Operation and maintenance of intelligent projects	4,862,650	5.2%	4,303,976	593,104	4.2%
Sales of equipment and materials of intelligent systems	1,665,691	1.8%	10,290	1,417	0.0%
Total	92,845,812	100.0%	102,175,246	14,080,125	100.0%

Our business lines include (i) engineering solutions of intelligent projects, (ii) operation and maintenance of intelligent projects, and (iii) sales of equipment and materials of intelligent systems.

Cost of revenues

Our cost of sales mainly comprises direct labor costs and cost of materials and tools.

The following table breaks down our cost of revenues by amounts and as percentages of our cost of revenues for the periods presented:

	Six Months Ended March 31,
	2024		2025
	RMB	%	RMB	US$	%
Direct labor costs	34,822,028	44.4%	46,044,108	6,345,048	53.9%
Cost of materials and tools	43,563,965	55.6%	39,412,639	5,431,206	46.1%
Total	78,385,993	100.0%	85,456,746	11,776,254	100.0%

Operating expenses

The following table sets forth our operating expenses and as percentages of our operating expenses for the periods presented:

	Six Months Ended March 31,
	2024		2025
	RMB	%	RMB	US$	%
Selling, general and administrative expenses	3,988,800	100.0%	3,105,980	428,015	100.0%
Total operating expenses	3,988,800	100.0%	3,105,980	428,015	100.0%

Our selling, general and administrative expenses primarily consist of (i) professional services fee, (ii) payroll and related expenses for employees involved in general corporate functions, (iii) costs associated with these functions including rental and other general corporate related expenses incurred, and (iv) provision of bad debt.

Interest expenses

Interest expenses mainly represent interest expenses on short-term borrowings.

Other income

Other income mainly consists of miscellaneous items such as government subsidy.

Results of Operations

The following table sets forth a summary of our consolidated results of operations for the periods presented, both in absolute amount and as percentages of our net revenues. This information should be read together with our combined and consolidated financial statements and related notes included elsewhere in this prospectus. The results of operations in any particular period are not necessarily indicative of our future trends.

	Six months ended March 31,					Variances
	2024		2025			Amount	%
	RMB	%	RMB	US$	%	RMB
Revenues	92,845,812	100.0%	102,175,246	14,080,125	100.0%	9,329,434	10.0
Cost of revenues	78,385,993	84.4%	85,456,746	11,776,254	83.6%	7,070,753	9.0
Gross profit	14,459,819	15.6%	16,718,500	2,303,871	16.4%	2,258,681	15.6
Operating expenses:
Selling, general and administrative expenses	3,988,800	4.3%	3,105,980	428,015	3.0%	(882,820)	(22.1)
Total operating expenses	3,988,800	4.3%	3,105,980	428,015	3.0%	(882,820)	(22.1)
Income from operations	10,471,019	11.3%	13,612,520	1,875,856	13.3%	3,141,501	30.0
Interest income (expense)	6,152	0.0%	(936)	(129)	0.0%	(7,088)	(116.7)
Other income	-	-	263	36		263	-
Income before income tax	10,477,171	11.3%	13,611,847	1,875,763	13.3%	3,134,676	29.9
Income tax expenses	1,589,833	1.7%	2,045,183	281,834	2.0%	455,350	28.6
Net income	8,887,338	9.6%	11,566,664	1,593,929	11.3%	2,679,326	30.2

Six Months Ended March 31, 2025 Compared to Six Months Ended March 31, 2024

Revenues

Our revenues increased by 10.0% from RMB92,846 thousand for the six months ended March 31, 2024 to RMB102,175 thousand (US$14,080 thousand) for the six months ended March 31, 2025, primarily attributable to an increase in the number of intelligent projects where we provided engineering solutions, and an increase in average service fee for providing engineering solutions of intelligent projects.

Our revenues generated from the service of engineering solutions of intelligent projects increased by 13.4% from RMB86,317 thousand for the six months ended March 31, 2024 to RMB97,861 thousand (US$13,486 thousand) for the six months ended March 31, 2025. 144 newly signed contracts were under execution to provide engineering solutions of intelligent projects during the six months ended March 31, 2025, as compared to 82 contracts newly signed and under execution during the six months ended March 31, 2024. The average contract amount for contracts to provide engineering solutions under execution during the six months ended March 31, 2024 and 2025 was RMB731 thousand and RMB433 thousand (US$60 thousand), respectively.

Revenues generated from the service of operation and maintenance of intelligent projects decreased by 11.5% from RMB4,863 thousand for the six months ended March 31, 2024 to RMB4,304 thousand (US$593 thousand) for the six months ended March 31, 2025. 5 newly signed contracts were under execution to provide operation and maintenance of intelligent projects during the six months ended March 31, 2025, The same number of contracts signed during the six months ended March 31, 2024. The average contract amount for contracts to provide operation and maintenance services under execution during the six months ended March 31, 2024 and 2025 was RMB231 thousand and RMB96 thousand (US$13 thousand), respectively.

Revenues generated from the sale of equipment and material of intellectualized systems decreased by 99.4% from RMB1,666 thousand for the six months ended March 31, 2024 to RMB10 thousand (US$1 thousand) for the six months ended March 31, 2025.

Cost of revenues

Our cost of revenues increased by 9.0% from RMB78,386 thousand for the six months ended March 31, 2024 to RMB85,457 thousand (US$11,776 thousand) for the six months ended March 31, 2025. The increase was in line with the increase in revenues and was primarily attributable to (i) an increase of RMB11,222 thousand (US$1,546 thousand) in labor cost due to increased sales, and (ii) a decrease of RMB4,151 thousand (US$572 thousand) in materials and components cost associated with the increased sales.

Gross profit and gross margin

As a result of the foregoing, our gross profit increased by 15.6% from RMB14,460 thousand for the six months ended March 31, 2024 to RMB16,719 thousand (US$2,304 thousand) for the six months ended March 31, 2025. Our gross margin increased from 15.6% for the six months ended March 31, 2024 to 16.4% for the six months ended March 31, 2025 primarily due to lower labor cost incurred during the six months ended March 31, 2025.

Selling, general and administrative expenses

The following table sets forth a breakdown of our selling, general and administrative expenses during the periods indicated, both in the absolute amount and as a percentage of total selling, general and administrative expenses for the periods indicated.

	Six months ended March 31,					Variances
	2024		2025			Amount	%
	RMB	%	RMB	US$	%	RMB
Administrative cost	157,517	4.0%	112,448	15,496	3.6%	(45,069)	(28.6)
Employee compensation	2,780,946	69.7%	2,259,534	311,372	72.7%	(521,412)	(18.7)
Service fee	461,740	11.6%	111,862	15,415	3.6%	(349,878)	(75.8)
Provision of credit loss	375,382	9.4%	406,275	55,986	13.1%	30,893	8.2
Rent	192,928	4.8%	163,524	22,534	5.3%	(29,404)	(15.2)
Depreciation and amortization	17,690	0.4%	7,117	981	0.2%	(10,573)	(59.8)
Others	2,597	0.1%	45,220	6,231	1.5%	42,623	1,641.1
Total selling, general and administrative expenses	3,988,800	100.0%	3,105,980	428,015	100.0%	(882,820)	(22.1)

Our selling, general and administrative expenses decreased by 22.1% from RMB3,989 thousand for the six months ended March 31, 2024 to RMB3,106 thousand (US$428 thousand) for the six months ended March 31, 2025, which was primarily due to a decrease in human cost for RMB521 thousand (US$72 thousand) and service fee for RMB350 thousand (US$48 thousand) resulted from our continuing effort of cost reduction and efficiency improvement.

Operating income

As a result of the foregoing, our operating income before income taxes increased by 30.0% from RMB10,477 thousand for the six months ended March 31, 2024 to RMB13,613 thousand (US$1,876 thousand) for the six months ended March 31, 2025.

Income tax expense

Our income tax expense increased by 28.6% from RMB1,590 thousand for the six months ended March 31, 2024 to RMB2,045 thousand (US$282 thousand) for the six months ended March 31, 2025 due to the increase in operating income before income tax.

Net income

As a result of the foregoing, our net income increased by 30.2% from RMB8,887 thousand for the six months ended March 31, 2024 to RMB11,567 thousand (US$1,594 thousand) for the six months ended March 31, 2025.

Liquidity and Capital Resources

To date, we have financed our operating and investing activities primarily through cash generated from operating activities and shareholder contribution. As of September 30, 2024 and March 31, 2025, our cash and cash equivalents and restricted cash were RMB20,772 thousand, and RMB21,366 thousand (US$2,944 thousand), respectively. Our cash and cash equivalents and restricted cash primarily consist of cash and time deposits with terms of three months or less.

We believe that our current levels of cash and cash flows from operations will be sufficient to meet our anticipated cash needs for at least the next 12 months. However, we may need additional cash resources in the future if we find and wish to pursue opportunities for investment, acquisition, strategic cooperation or other similar actions. If we determine that our cash requirements exceed the amounts of cash on hand or if we decide to further optimize our capital structure, we may seek to issue debt or equity securities or obtain credit facilities or other sources of funding.

The following table sets forth a summary of its cash flows for the periods indicated:

	Six months ended March 31,			Variances
	2024	2025	2025	Amount	%
	RMB	RMB	US$	RMB
Net cash provided by (used in) operating activities	61,589,994	(8,236,979)	(1,135,086)	(69,826,973)	(113.4)
Net cash (used in) investing activities	(59,098,500)	-	-	59,098,500	100.0
Net cash (used in)provided by financing activities	(14,835,479)	8,830,861	1,216,925	23,666,340	(159.5)

Operating activities

Net cash used in operating activities was RMB8,237 thousand (US$1,135 thousand) for the six months ended March 31, 2025, as compared to RMB61,590 thousand net cash provided by operating activities for the six months ended March 31, 2024.

Net cash used in operating activities of RMB8,237 thousand (US$1,135 thousand) for the six months ended March 31, 2025 was resulted from net income of RMB11,567 thousand (US$1,594 thousand), adjusted for non-cash operating activities of: (i) depreciation of RMB7 thousand (US$1 thousand), (ii) amortization of the right-of-use asset of RMB95 thousand (US$13 thousand) , (iii) provision of allowance for doubtful accounts of RMB94 thousand (US$13 thousand) , and (iv) provision of allowance for contract assets of RMB312 thousand (US$43 thousand). The amount was further adjusted by changes in operating assets and liabilities that collectively had a negative effect on cash flow, primarily including: i) increase in contract asset of RMB20,866 thousand (US$2,875 thousand) due to increase in revenue; ii) decrease in amount due to related party of RMB13,836 thousand (1,907 thousand) because the Group provided services to Beijing Jianlei International Decoration Engineering Co., Ltd.; and iii) decrease in account payable of RMB4,721 thousand (US$651 thousand); and iv) partially offset by increase in accrued expenses and other current liabilities of RMB19,449 thousand (US$2,680 thousand).

Net cash provided by operating activities of RMB61,590 thousand for the six months ended March 31, 2024 was resulted from net income of RMB8,887 thousand, adjusted for non-cash operating activities of: (i) depreciation of RMB18 thousand, (ii) amortization of the right-of-use asset of RMB91 thousand, (iii) provision of allowance for doubtful accounts of RMB280 thousand, and (iv) provision of allowance for contract assets of RMB95 thousand, The amount was further adjusted by changes in operating assets and liabilities that collectively had a positive effect on cash flow, including primarily (i) increase in contract assets of RMB7,890 thousand, which was primarily driven by the increase of RMB92,846 thousand in our revenue from providing engineering solutions of intelligent projects from the year ended September 30, 2023 to the six months ended March 31, 2024,(ii) an decrease in amount due from related parties of RMB20,841 thousand, because Beijing Jianlei International Decoration Engineering Co., Ltd. repaid all the balances owed to us at September 30, 2023 during the six months ended March 31, 2024; (iii) an increase in amount due to related parties of RMB15,070 thousand, because Beijing Jianlei International Decoration Engineering Co., Ltd. paid some advances for the new projects undergoing in the six months ended March 31, 2024.

Investing activities

Net cash used in investing activities was nil for the six months ended March 31, 2025, as compared to RMB59,099 thousand during the six months ended March 31, 2024. We acquired Julong Online (Beijing) Technology Development Co., Ltd with RMB59,099 thousand On December 26, 2023.

Financing activities

Net cash provided by financing activities was RMB8,831 thousand (US$1,217 thousand) for the six months ended March 31, 2025, as compared to net cash used in financing activities of RMB14,835 thousand for the six months ended March 31, 2024. We repaid a short-term loan to Industrial and Commercial Bank of China for RMB10,000 thousand during the six months ended March 31, 2024, while we borrowed short-term loan from Industrial and Commercial Bank of China for RMB10,000 thousand (US$1,378 thousand) during the six months ended March 31, 2025.

Commitments and contingencies

(a) Commitments

As of September 30, 2024 and March 31,2025, we did not have commitments contracted but not yet reflected in the consolidated financial statements.

(b) Contingencies

We are subject to periodic legal or administrative proceeding in the ordinary course of business. We do not have any pending legal or administrative proceeding to which we are a party that will have a material effect on its business or financial condition.

Off-Balance Sheet Arrangements

We have not entered into any off-balance sheet financial guarantees or off-balance sheet commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity or that are not reflected in our combined and consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such an entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us.

Material Cash Requirements

Our material cash requirements as of September 30, 2024 and March 31, 2025 and any subsequent period primarily include our capital expenditures and contractual obligations.

Capital Expenditures

For the fiscal year ended September 30, 2024 and six months ended March 31, 2025, our capital expenditures were RMB59,099 thousand and nil respectively. The capital expenditure for the fiscal year ended September 30, 2024 was primarily related to the acquisition of Julong Online (Beijing) Technology Development Co., Ltd.

Contractual Obligations

There were no contractual obligations as of September 30, 2024 and March 31, 2025